CLIFFORD CHANCE US LLP TWO MANHATTAN WEST 375 9TH AVENUE NEW YORK, NY 10001 TEL +1 212 878 8000 FAX +1 212 878 8375 www.cliffordchance.com

July 31, 2025
VIA EDGAR
Mr. David Gessert, Esq.
Ms. Sandra Hunter Berkheimer, Esq.
Office of Crypto Assets
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:    VanEck Solana Trust
Amendment No. 1 to Registration Statement on Form S-1
Response dated June 13, 2025
File No. 333-280517
Responses to Staff comments made by letter dated July 3, 2025
Dear Mr. Gessert and Ms. Berkheimer:
On behalf of our client, VanEck Solana Trust (the “Trust”), set forth below are the Trust’s responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 3, 2025 (the “Comment Letter”) in connection with the Trust’s Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”), which was filed with the Commission on June 13, 2025. Concurrently with the filing of this response letter, the Trust is filing Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”). Where noted in the responses below, the Amended Registration Statement has been updated in response to the Staff’s comments.
The Trust’s responses are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly. All page references in the responses below are to the pages of the Amended Registration Statement, unless otherwise specified. Defined terms used herein but not otherwise defined have the meanings ascribed to them in the Amended Registration Statement.
Amendment No. 1 to Registration Statement on Form S-1
General
1.To the extent that you intend to use a fact sheet, please provide us with a copy for our review.

Mr. David Gessert, Esq.
Ms. Sandra Hunter Berkheimer, Esq.
United States Securities and Exchange Commission
July 31, 2025

In response to the Staff’s comment, please find the proposed fact sheet attached hereto as Exhibit A. The attached is an example of the fact sheet content in draft form.
Cover Page
2.We note your disclosure that the Shares “have been approved for listing, subject to notice of issuance,” on the Cboe BZX Exchange. We further note your disclosure on page 1 in the Prospectus Summary that the Shares “are expected to be approved for listing, subject to notice of issuance, on the Cboe BZX Exchange.” Please revise for clarity and consistency.
In response to the Staff’s comment, the Trust has revised the disclosure on the cover page and pages 14, 88 and 140 of the prospectus to clarify that the Shares are expected to be approved for listing, subject to notice of issuance, on the Cboe BZX Exchange.
Prospectus Summary
Overview of the Trust, page 1
3.Please revise to disclose the percentage of the Trust’s SOL to be staked.
The Trust supplementally advises the Staff that the Trust currently intends to stake 85% of the Trust’s SOL, although this amount is subject to change pursuant to the policies and procedures in the Staking Policy. The Trust will disclose the percentage of the Trust’s SOL to be staked in a subsequent amendment to the Registration Statement.
4.We note your disclosure that the Sponsor may “utilize alternative means to engage in Staking Activities,” including the use of liquid staking tokens (“LSTs”). Please revise to disclose how you intend to engage in liquid staking and your plans for using and holding LSTs. Please also revise to disclose any other alternative means that may be utilized for staking activities.
In response to the Staff’s comment, the Trust has revised the disclosure on the cover page and pages 1 and 5 of the prospectus to provide that the Sponsor may utilize and hold LSTs in the future, subject to receiving the necessary regulatory approval. As of the date of the prospectus, the Sponsor has made no such determination.
5.Please revise to provide a materially complete description of your planned staking program, policies and procedures.
In response to the Staff’s comment, the Trust has revised the disclosure on page 2 of the prospectus to provide a materially complete description of the Trust’s planned staking program, policies and procedures.
6.We note your disclosure on page 31 “[a]s part of these ‘activating’ and ‘de-activating’ processes of staking on the Solana Network, any staked SOL will be inaccessible for a

Mr. David Gessert, Esq.
Ms. Sandra Hunter Berkheimer, Esq.
United States Securities and Exchange Commission
July 31, 2025

period of time, as the duration of activating and exiting periods are dependent on a range of factors.” Under an appropriate section of the prospectus, please revise to disclose with specificity the bonding and unbonding periods associated with staking SOL, discuss how they affect liquidity and disclose the material terms of any policies and procedures you have in place to manage liquidity in this regard.
In response to the Staff’s comment, the Trust has revised the disclosure on pages 2 and 33 of the prospectus to disclose the bonding and unbonding periods associated with staking SOL, how they affect liquidity and disclose the material terms of any policies and procedures the Trust has in place to manage liquidity in this regard.
SOL and the Solana Network, page 2
7.We note your disclosure in the last paragraph on page 3 that “MarketVector and the Sponsor believe that certain factors have combined to improve the efficiency of the SOL market.” Please expand to identify those factors.
In response to the Staff’s comment, the Trust has revised the disclosure on page 5 of the prospectus to identify the factors that have combined to improve the efficiency of the SOL market.
8.Refer to your disclosure in the first paragraph under this heading that “[n]o single entity is known to own or operate the Solana Network.” Please revise to qualify this statement in light of your disclosure in the fifth paragraph that “Solana Labs and the Solana Foundation continue to exert significant influence over the direction of the development of Solana.” Please make corresponding revisions on page 92 under the heading “SOL and the Solana Network – Overview.”
In response to the Staff’s comment, the Trust has revised the disclosure on pages 1, 3 and 95 of the prospectus accordingly.
The Trust’s Service Providers
The Staking Provider, page 7
9.Please revise to include the material terms of any agreements with Staking Providers, identify the Staking Providers and summarize the responsibilities and duties of the Staking Providers. In describing your staking program, please disclose how and when rewards from staking will be shared, distributed, or added to the assets of the Trust and how this will work. Please also disclose any policies with respect to the use of proceeds from staking rewards and quantify the portion of staking rewards that all involved parties will receive. Please also refer to Item 601(b)(10) of Regulation S-K and file your material agreement(s) with Staking Providers as an exhibit to your registration statement. Additionally, we note you refer to both the “Staking Provider” and “Staking Services

Mr. David Gessert, Esq.
Ms. Sandra Hunter Berkheimer, Esq.
United States Securities and Exchange Commission
July 31, 2025

Provider.” Please revise throughout to use a single reference or disclose the difference between the two terms.
In response to the Staff’s comment, the Trust has:
•revised the disclosure on page 124 of the prospectus to include the material terms of any agreements with Staking Providers and summarize the responsibilities and duties of the Staking Service Providers;
•revised the disclosure on pages 9 and 124 of the prospectus to disclose how and when rewards from staking will be shared, distributed, or added to the assets of the Trust and how this will work;
•revised the disclosure on page 9 and 124 of the prospectus to disclose any policies with respect to the use of proceeds from staking rewards and quantify the portion of staking rewards that all involved parties will receive; and
•revised the prospectus throughout to use a single reference to “Staking Service Provider”.
The Trust supplementally advises the Staff that the Trust intends to engage Gemini Trust Company, LLC, as the initial Staking Services Provider. The Trust supplementally advises the Staff that the Trust will identify the Staking Service Providers and file the material agreement(s) with Staking Service Providers as an exhibit in a subsequent amendment to the Registration Statement.
Net Asset Value Determinations, page 11
10.We note your disclosure that the NAV of the Trust will be determined based on the MarketVector Solana Benchmark Rate but that, for financial statement purposes, the Trust’s SOL will be carried at fair value as determined based on the price provided by the SOL market that the Trust considers its “principal market.” Please expand to clarify whether the disparity between these valuation methods could be material and disclose how such disparity will be disclosed to investors.
In response to the Staff’s comment, the Trust has revised the disclosure on pages 13 and 116 of the prospectus to clarify whether the disparity between valuation methods could be material and to disclose how such disparity will be disclosed to investors.
Risk Factors, page 15
11.Please add risk factor disclosure regarding the possibility that the Trust could become unable to timely meet excessive redemption requests in amounts that are greater than the portion of the Trust’s SOL that remains un-staked, to the extent applicable. In addition, under an appropriately captioned heading, please describe your policies and procedures with respect to a run on redemptions.

Mr. David Gessert, Esq.
Ms. Sandra Hunter Berkheimer, Esq.
United States Securities and Exchange Commission
July 31, 2025

In response to the Staff’s comment, the Trust has revised the disclosure on page 51 of the prospectus to include a risk factor regarding the possibility that the Trust could become unable to timely meet excessive redemption requests in amounts that are greater than the portion of the Trust’s SOL that remains un-staked and on pages 2 and 33, to describe the Trust’s policies and procedures with respect to a run on redemptions.
12.Please add risk factor disclosure regarding the tax liability of staking rewards and tax consequences to shareholders, as well as the tax treatment of staking in a grantor trust.
In response to the Staff’s comment, the Trust has revised the disclosure on pages 83-85 of the prospectus to introduce risk factor disclosure regarding the tax liability of staking rewards and tax consequences to shareholders, as well as the tax treatment of staking in a grantor trust.
Risks Associated with the MarketVector Solana Benchmark Rate, page 45
13.Please describe the material terms of any license agreement that the Index Provider and the Sponsor have entered into relating to the use of the Index, including the obligations of each party and the term and termination provisions.
In response to the Staff’s comment, the Trust has revised the disclosure on page 167 of the prospectus to describe the material terms of any license agreement that the Index Provider and the Sponsor have entered into relating to the use of the Index, including the obligations of each party and the term and termination provisions.
Risks Associated with Investing in the Trust
If The Process Of Creation And Redemption Of Baskets Encounters Any Unanticipated Difficulties..., page 50
14.We note your disclosure that “Creation Baskets may be created or redeemed in exchange for bitcoin or cash.” We further note your disclosure on page 125 that “[t]he Trust engages in Clearing Transactions with Authorized Participants or their designees in connection with in-kind transfers of bitcoin in connection with in-kind subscription and redemption processes,” and your cross-reference on page 133 to “...Expose The Trust And Its Shareholders To The Risk Of Loss Of The Trust’s Bitcoins For Which No Person Or Entity Is Liable.” Please clarify whether the Trust intends to hold or transact in bitcoin.
In response to the Staff’s comment, the Trust has revised the disclosure on pages 53, 130 and 137 of the prospectus to clarify that the Trust intends to hold or transact in SOL, not bitcoin.

Mr. David Gessert, Esq.
Ms. Sandra Hunter Berkheimer, Esq.
United States Securities and Exchange Commission
July 31, 2025

Staking Risk, page 68
15.We note your disclosure in the first full paragraph on page 69 that “[t]here is no assurance... that the Trust will be able to recover any percentage of Solana that has been subject to slashing penalties.” Please revise to provide data on slashing incidents to date and whether the Staking Service Provider has been subject to slashing penalties. Please also revise to clarify whether slashing losses on the Solana Network are generally permanent and, if so, revise to avoid suggesting that partial recovery is likely or typical.
In response to the Staff’s comment, the Trust has revised the disclosure on page 72 of the prospectus to provide data on slashing incidents to date and whether the Staking Service Provider has been subject to slashing penalties, to clarify whether slashing losses on the Solana Network are generally permanent and to avoid suggesting that partial recovery is likely or typical.
Tax Risk
The Treatment Of The Trust For U.S. Federal Income Tax Purposes Is Uncertain, page 80
16.Please expand this risk factor to discuss how holding liquid staking tokens, and the Trust’s staking activities in general, could affect the Trust’s ability to qualify as a grantor trust for U.S. federal income tax purposes. In this regard we note your disclosure at the end of the second paragraph that “[i]f the Trust were treated as owning any asset other than SOL as of any date on which it creates or redeems Shares, it may likely cease to qualify as a grantor trust for U.S. federal income tax purposes.”
In response to the Staff’s comment, the Trust has revised the disclosure on page 83-84 of the prospectus to expand the risk factor “The Treatment Of The Trust For U.S. Federal Income Tax Purposes Is Uncertain” to discuss how the Trust’s staking activities in general, could affect the Trust’s ability to qualify as a grantor trust for U.S. federal income tax purposes.
SOL, SOL Market, SOL Exchanges and Regulation of SOL, page 92
17.Please expand your disclosure to include a subsection describing staking on the Solana Network. Without limitation, your disclosure should address, the mechanics of the process, the participants involved, how awards are determined and how the network’s inflationary policy may affect staking yields and Trust returns.
In response to the Staff’s comment, the Trust has revised the disclosure on pages 100-101 of the prospectus to include a subsection describing staking on the Solana Network.
Summary of an SOL Transaction, page 95
18.Please expand your disclosure to describe the transaction fees on the Solana Network.

Mr. David Gessert, Esq.
Ms. Sandra Hunter Berkheimer, Esq.
United States Securities and Exchange Commission
July 31, 2025

In response to the Staff’s comment, the Trust has revised the disclosure on page 99 of the prospectus to describe the transaction fees on the Solana Network.
Creation of New SOL, page 96
19.Please expand to describe what is included in the “circulating supply” of SOL. Additionally, provide the total supply of SOL as of the latest practicable date.
In response to the Staff’s comment, the Trust has revised the disclosure on page 101 of the prospectus to describe what is included in the “circulating supply” of SOL and to provide the total supply of SOL as of the latest practicable date.
SOL Market and SOL Exchanges, page 97
20.Please expand your disclosure to describe the SOL futures market and its development.
In response to the Staff’s comment, the Trust has revised the disclosure on page 102 of the prospectus to describe the SOL futures market and its development.
Use of Proceeds, page 145
21.To the extent applicable, please revise your disclosure to address how you will use the proceeds received by the Trust for staking.
In response to the Staff’s comment, the Trust has revised the disclosure on page 150 of the prospectus to address how the Trust will use the proceeds received by the Trust for staking.
United States Federal Income Tax Consequences, page 163
22.We note that your discussion of tax consequences is based on the assumption that the Fund will be treated as a grantor trust for U.S. federal income tax purposes. Please revise to provide an opinion as to the tax consequences and describe the reasons for and level of any uncertainty associated with grantor trust status.
In response to the Staff’s comment, the Trust has revised the disclosure on page 168 of the prospectus to provide an opinion as to the tax consequences and describe the reasons for and level of any uncertainty associated with grantor trust status.
Should the Staff have any additional questions or comments regarding any of the foregoing, please do not hesitate to call me at (212) 878-3180 or Jason D. Myers at (212) 878-8324.

Mr. David Gessert, Esq.
Ms. Sandra Hunter Berkheimer, Esq.
United States Securities and Exchange Commission
July 31, 2025

Very truly yours,

/s/ Clifford R. Cone
Clifford R. Cone
cc:    Jan F. van Eck, VanEck Digital Assets, LLC.
Jonathan R. Simon, VanEck Digital Assets, LLC
Matthew A. Babinsky, VanEck Digital Assets, LLC
Jason D. Myers, Clifford Chance US LLP
Jesse Overall, Clifford Chance US LLP
Tae Ho Cho, Clifford Chance US LLP

EXHIBIT A
VSOL	VanEck Solana ETF

As of March 31, 2025

Fund Details		Fund Description
Trust Ticker	VSOL
Intraday	VSOLIV	The Trust's investment objective is to reflect the performance of the price of SOL, and rewards from staking a portion of the Trust's SOL. The Trust is a passive investment vehicle that does not seek to pursue any investment strategy beyond reflecting the performance of the price of SOL and any rewards from staking a portion of the Trust's SOL.
NAV (IIV)
Total Net	0.0	Performance History:Average Annual Total Returns* (%)
Assets ($M)
Exchange	CBOE
Inception	06/10/25	Month End as of 03/31/25	1 MO	3 MO	YTD	1 YR	3 YR	5 YR	10 YR	LIFE†
Date		Quarter End as of 03/31/25	1 MO	3 MO	YTD	1 YR	3 YR	5 YR	10 YR	LIFE†
Sponsor	VanEck Digital Assets, LLC	*Returns less than one year are not annualized.
Custodian	Coinbase Custody Trust Company,
LLC, Gemini Trust Company, LLC
Marketing	Van Eck Securities Corporation
Agent
Trustee	Delaware Trust Company

Fees and Expenses*
Expense Ratio	0.30%
*
An investment in the Trust is subject to risks which include, but are not limited to, the historically and potentially future extreme volatility of Solana, various potential factors that may adversely affect the liquidity of Trust shares, the limited history of the Index from which the value of Solana and hence the value of Trust shares will be determined, potential threats to the Trust’s Solana custodian, and the unregulated nature and lack of transparency surrounding the operations of Solana trading platforms, all of which may ultimately adversely affect the value of shares of the Trust. Please note that this is not an exhaustive list of risks pertaining to the Trust. Please read carefully the prospectus for a complete list of potential risks.
The performance data quoted represents past performance. Past performance is not a guarantee of future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance may be lower or higher than performance data quoted. Please call 800.826.2333 or visit vaneck.com for performance current to the most recent month ended.
The "Net Asset Value" (NAV) of the Trust is determined at the close of each business day, and represents the dollar value of one share of the Trust; it is calculated by taking the total assets of the Trust, subtracting total liabilities, and dividing by the total number of shares outstanding. The NAV is not necessarily the same as the Trust's intraday trading value. Investors should not expect to buy or sell shares at NAV.

VSOL	VanEck Solana ETF

As of March 31, 2025
This material must be preceded or accompanied by a prospectus. An investment in the VanEck Solana ETF ("VSOL" or the "Trust") may not be suitable for all investors. Before investing, you should carefully consider the Trust's investment objectives, risks, charges, and expenses.
Investing involves significant risk, and you could lose money on an investment in the Trust. The value of Solana (SOL) is highly volatile, and the value of the Trust’s shares could decline rapidly, including to zero. You could lose your entire principal investment. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.
The Trust's investment objective is to reflect the performance of the price of Solana less the expenses of the Trust's operations. The Trust is a passive investment vehicle that does not seek to generate returns beyond tracking the price of Solana.
The Trust is not an investment company registered under the Investment Company Act of 1940 (“1940 Act”) or a commodity pool for the purposes of the Commodity Exchange Act (“CEA”). Shares of the Trust are not subject to the same regulatory requirements as mutual funds. As a result, shareholders of VSOL do not have the protections associated with ownership of shares in an investment company registered under the 1940 Act or the protections afforded by the CEA.
An investment in the Trust is subject to risks which include, but are not limited to, the historically and potentially future extreme volatility of Solana, various potential factors that may adversely affect the liquidity of Trust shares, the limited history of the Index from which the value of Solana and hence the value of Trust shares will be determined, potential threats to the Trust’s Solana custodian, and the unregulated nature and lack of transparency surrounding the operations of Solana trading platforms, all of which may ultimately adversely affect the value of shares of the Trust. Please note that this is not an exhaustive list of risks pertaining to the Trust. Please read carefully the prospectus for a complete list of potential risks.
Because shares of the Trust are intended to reflect the price of the Solana held in the Trust, the market price of the shares is subject to fluctuations similar to those affecting Solana prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value (“NAV”). Brokerage commissions will reduce returns.
Trust shares trade like stocks, are subject to investment risk, and will fluctuate in market value. The value of Trust shares relates directly to the value of the Solana held by the Trust (less its expenses), and fluctuations in the price of Solana could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the Solana represented by them. The Trust does not generate any income, and as the Trust regularly issues shares to pay for the Sponsor’s ongoing expenses, the amount of Solana represented by each Share will decline over time.
This content is published in the United States for residents of specified countries. Investors are subject to securities and tax regulations within their applicable jurisdictions that are not addressed in this content. Nothing in this content should be considered a solicitation to buy or an offer to sell shares of any investment in any jurisdiction where the offer or solicitation would be unlawful under the securities laws of such jurisdiction, nor is it intended as investment, tax, financial, or legal advice. Investors should seek such professional advice for their particular situation and jurisdiction.
The Sponsor of the Trust is VanEck Digital Assets, LLC. The Marketing Agent for the Trust is Van Eck Securities Corporation. VanEck Digital Assets, LLC, and Van Eck Securities Corporation are wholly-owned subsidiaries of Van Eck Associates Corporation.
© Van Eck Associates Corporation, 666 Third Avenue, New York, NY 10017 Phone: 800.826.2333
Email: info@vaneck.com
FUND TICKER: VSOL    800.826.2333    VANECK.COM